NPS PHARMACEUTICALS, INC.
SEPARATION AND RELEASE OF CLAIMS AGREEMENT

This Separation and Release of Claims Agreement ("Agreement") documents the agreement between you, Val Antczak, and NPS Pharmaceuticals, Inc., its subsidiaries and affiliates ("NPS") concerning the termination of your status as an employee of NPS effective December 7, 2007.

RECITALS

A.   You have been employed by NPS. Your employment is being terminated as part of the NPS March 2007 workforce reduction. Your last day of employment is December 7, 2007.

B.   You and NPS desire to resolve any and all disputes that may exist relating to your employment with NPS and the termination of that employment relationship.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements set forth herein, the parties mutually agree as follows:

1.   <u>Effective Date</u>. This Agreement is effective on the eighth (8th) day following your signing this Agreement, provided that you do not revoke your execution of this Agreement as provided in Paragraph 16 below.

2.   <u>Severance Benefits</u>. In reliance on the releases and agreements set forth in this Agreement, NPS will provide to you the following severance benefits upon the expiration of the revocation period described in Paragraph 16 below and the unrevoked signing of this Agreement by you.

(a)   You will receive 78 weeks of standard severance in the gross amount of $411,642 (Four hundred eleven thousand six hundred forty two dollars) from which normal payroll withholdings will be made.

(b)   You will receive the benefits to which you are entitled from the 2006 Executive Team Retention Plan benefit (14,413 RSUs with the restriction lifted), available to you 30 days after your termination. Before this stock can be accelerated and available to you in your E*Trade account, taxes must be paid to NPS. Mr. Jeff Brodsky will contact you with the amount of taxes owing, based on the closing price of the NPS Common Stock on the 30th day following your termination date.

(c)   NPS will pay for your COBRA coverage through the end of the month in which your standard severance ends. Thereafter, you may continue COBRA coverage by paying the entire premium for the remaining period of your COBRA eligibility.

(d)   You have been given a letter describing your 401K Plan, Section 125 Cafeteria Plan, Personal Time Off ("PTO"), and, if applicable, Stock Purchase Plan benefits. This letter also explains the effect of the termination of your employment on the group life insurance policy on your life and your short-term and long term disability insurance. You will receive the benefits described in this subparagraph (d) regardless of whether you sign this Agreement.

(e)   As of the close of business on your termination date all vesting of your stock options will cease, and you will have ninety (90) days to exercise any vested stock options, and all unvested options will immediately expire. Vested options not exercised prior to their expiration date will be forfeited.

(f)   Additionally, you may be entitled to receive benefits under the Executive Team 2007 Restructuring Incentive Target Program, if the Board of Directors determines that the goals under that Program have been achieved pursuant to the terms of that Program.

3.   <u>Consideration Period</u>. You acknowledge that you have been given forty-five (45)days from receipt of this Agreement, which includes NPS's ADEA Section 7(f)(1)(H) Disclosure Statement attached as Exhibit A, in which to consider and consult with an attorney regarding this Agreement. You acknowledge that you have had an adequate amount of time in which to consult with any person of your choice about this Agreement prior to signing it.

4.   <u>Waiver of Consideration Period</u>. You may waive the 45-day consideration period by executing the Waiver of 45-Day Period Under Separation and Release of Claims Agreement, which is attached as Exhibit B.

5.   <u>Release by Employee</u>. As a material inducement to NPS to enter into this Agreement and in consideration for the payment of the amount set forth in this Agreement, you, for yourself and for all persons claiming by, through, or under you, hereby absolutely, irrevocably, completely and unconditionally release and discharge NPS and each of NPS's subsidiaries, affiliates, successors, assigns, agents, directors, officers, employees, representatives, attorneys and all persons acting by, through, under or in concert with any of them ("Releasees") of and from any and all claims, demands, charges, grievances, damages, debts, liabilities, accounts, costs, attorney's fees, expenses, liens, future rights, and causes of action of every kind and nature whatsoever based on or in any way arising out of events or omissions occurring prior to the effective date of this Agreement ("Claims"). The Claims from which you are releasing Releasees herein include, without limitation, breach of implied or express contract, breach of implied covenant of good faith and fair dealing, libel, slander, wrongful discharge or termination, infliction of emotional distress, discrimination and any other claims under the Age Discrimination in Employment Act, the Older Workers Benefit Protection Act, Title VII of the Civil Rights Act of 1964, the Fair Labor Standards Act, the Americans With Disabilities Act, the Utah Antidiscrimination Act, the New Jersey Law Against Discrimination, the Worker Adjustment and Retraining Notification Act (WARN Act), the Employee Retirement Income Security Act (ERISA), and all other laws prohibiting age, race, religion, sex, sexual orientation, national origin, color, disability and other forms of discrimination, claims growing out of any legal restrictions on NPS's right to terminate its employees, and all other claims arising in any way out of your employment relationship with NPS or the termination of that relationship, whether now known or unknown, suspected or unsuspected, including future rights, based upon or in any way arising out of events or omissions occurring prior to the effective date of this Agreement. You specifically waive any and all claims for back pay, front pay, or any other form of compensation, except as set forth herein.

You hereby waive any right to recover damages, costs, attorneys' fees, and any other relief in any proceeding or action brought against NPS by any other party, including without limitation the Equal Employment Opportunity Commission, the Utah Antidiscrimination and Labor Division, the New Jersey Division of Civil Rights, or other administrative agency asserting any claim, charge, demand, grievance, or cause of action related to your employment relationship with NPS or the termination of that relationship.

You are not waiving your rights, if any, to unemployment insurance benefits or workers' compensation benefits. You further do not waive any rights you may have under the terms of NPS's pension or other NPS employee benefit plans. You also do not waive any claims or rights under the Age Discrimination in Employment Act which may arise from events occurring after the date of this Agreement.

6.   Representations Regarding Claims. You represent that you have not previously assigned or transferred, or attempted to assign or transfer, to any third party, any of the Claims waived and released herein. You represent that you have not filed any claim, complaint, charge or lawsuit against NPS or any other Releasee with any governmental agency or any state or federal court, and agree not to file any lawsuit at any time hereafter concerning your employment relationship with NPS or the termination of that relationship.

7.   Additional Consideration. You acknowledge that the severance benefits provided to you pursuant to this Agreement are in addition to any sums or payments to which you would be entitled without signing this Agreement.

8.   Confidential Information and Company Property. You are reminded of the terms of the Non-Disclosure and Non-Competition Agreement which you signed as part of the terms of your employment with NPS and which continues in effect after the termination of your employment. Under that agreement, you are required to protect and not disclose any information regarding NPS's proprietary intellectual property, its financial condition, terms of its business relations, and all other Confidential Information as defined in that agreement. Anything you produced as an employee for NPS is the property of NPS. You are obligated to leave with or return to NPS any such documents whether tangible property or in electronic form belonging to NPS including, but not limited to, documents or tangible property which may contain or reflect confidential information or trade secrets of NPS. Such confidential information and trade secrets may include scientific data, proprietary ideas, financial information, knowledge of specific business dealings or practices, employee information obtained while performing your duties, or other matters which NPS attempts to maintain as confidential in the course of its business. By signing this Agreement, you certify that you have returned all property of NPS.

9.   Legal Fees. NPS will be entitled to recover from you all reasonable legal fees and costs incurred in the event that you file a lawsuit against NPS or any Releasee concerning any of the Claims released herein or otherwise breach this Agreement.

10.   Entire Agreement. This Agreement contains the entire agreement and understanding of NPS and you concerning the subject matter hereof and this Agreement replaces all prior agreements, whether written or oral. You acknowledge that NPS has not made any representations whatsoever not contained in this Agreement to induce you to execute this Agreement and you are not relying on any such representations in signing this Agreement.

11.   <u>Governing Law</u>. This Agreement will be construed, enforced and governed in all respects by the laws of the State of Utah and applicable federal law. Any legal action regarding this Agreement may be initiated or maintained only in a state or federal court in Utah**.**

12.   <u>Provisions Severable</u>. The provisions of this Agreement are severable. Should any provision of this Agreement be void, voidable, or unenforceable under any applicable law, such provision will not affect or invalidate any other provision of this Agreement.

13.   <u>Employee Acknowledgement</u>. You acknowledge that you have read this Agreement carefully and fully understand this Agreement. You acknowledge that you have executed this Agreement voluntarily and that you are knowingly and voluntarily releasing and waiving all Claims you may have against NPS. You acknowledge that NPS has advised you to consult with an attorney of your choice prior to signing this Agreement.

14.   <u>Non-Disparagement.</u> You will not disparage or criticize, orally, in writing, by e-mail, on the Internet, or through any other medium, NPS, its directors, officers, executives, management, employees, or operations to any third person or entity.

15.   <u>Confidentiality</u>. You agree that you and your agents and representatives will keep this Agreement, including its terms, strictly confidential, and you promise that you will not disclose, either directly or indirectly, any information concerning this Agreement to anyone, except that:

(a)   You may disclose this Agreement to your spouse or domestic partner and your legal, financial and tax advisors as may be necessary for the rendition of professional services, each of whom must agree to be bound by the terms of this confidentiality provision; and

(b)   You may disclose this Agreement to the extent required by law, or in an action to enforce this Agreement or arising from the breach of alleged breach of this Agreement.

16.   <u>Revocation Period</u>. You have seven (7) days from the date on which you sign this Agreement to revoke this Agreement by providing written notice (by fax, mail, or hand delivery) of your revocation to:

Jeff Brodsky
Director, Human Resources
NPS Pharmaceuticals, Inc.
550 Hills Drive, 3rd Floor
Bedminster, New Jersey 07921
Fax: 908-450-5351

Your revocation, to be effective, must be received by the above-named person by the end of the seventh day after you sign this Agreement. This Agreement becomes effective on the eighth day after you sign this Agreement, providing that you have not revoked this Agreement as provided above.

NPS PHARMACEUTICALS, INC.

_____	By:_____
Val Antczak	Andrew Rackear
	Its: SVP, Legal Affairs & General Counsel
Date:_____	
	Date:_____

EXHIBIT A
ADEA SECTION 7(f)(1)(H) DISCLOSURE STATEMENT

In connection with NPS Pharmaceuticals, Inc.'s ("Company") March 2007 workforce reduction program, you are being provided with information regarding (i) any class, unit or group of individuals covered by the program, and any time limits applicable to the program and (ii) the job title and ages of all individuals selected for the program. Selected employees are employees of Company. Only employees who are being terminated in the Company's March 2007 workforce reduction are selected for the program. Employees who have been selected for termination are being offered consideration for signing a Separation and Release of Claims Agreement, a copy of which is being provided to you with this Disclosure Statement. In order to be entitled to severance pay under the program, you must sign and return the Separation and Release of Claims Agreement to Jeff Brodsky, Director, Human Resources, within forty-five (45) days after you receive it. Once the signed Separation and Release of Claims Agreement is returned, you will have seven (7) days within which to revoke it.

Attached is a listing of the job titles, selection factors, and ages of employees who were and were not selected for termination and the offer of consideration for signing a Separation and Release of Claims Agreement.

Location	Title	Age	DepartmentName	Type	Selection Factor
NJ	Drug Safety Systems Coord (P)	52	025 - Clnicl Drg Sfty/Phrm	Leaver	Job Eliminated
NJ	Sr. Contracts/Outsourcing Mgr.	53	045 - Contracts & Outsourcing	Leaver	# of posts reduced/emp. ranked lower
NJ	Director, Market Research	55	071 - Market Research	Leaver	Job Eliminated
NJ	Assoc. Director, Sys. Valid.	47	082 - Computer Resources	Leaver	Job Eliminated
NJ	Admin. Associate IV (P)	38	074 - Product Management	Leaver	Job Eliminated
NJ	System Architect, Sales & Mark	32	082 - Computer Resources	Leaver	Job Eliminated
NJ	Contracts and Outsourcing Spec	49	045 - Contracts & Outsourcing	Leaver	Job Eliminated
NJ	Manager, Financial Planning	34	080 - Accounting & Finance	Leaver	Job Eliminated
NJ	Receptionist II (P)	30	084 - Physical Facilities	Leaver	Job Eliminated
NJ	Project Management Coordinator	28	020 - Project Management	Leaver	Job Eliminated
NJ	Assoc. Director, Prof. Ed.	51	039 - Medical Communications	Leaver	Job Eliminated
NJ	Clinical Project Assistant	43	030 - Clinical Operations	Leaver	Job Eliminated
NJ	Sr. Market Research Analyst	29	071 - Market Research	Leaver	Job Eliminated
NJ	Manager, Regulatory Operations	60	053 - Regulatory Operations	Leaver	Job Eliminated
NJ	Sr. Clinical Research Sci. I	38	030 - Clinical Operations	Leaver	Job Eliminated
NJ	VP, Medical Affairs	44	035 - Medical Affairs	Leaver	Job Eliminated
NJ	Assoc. Director, Data Mgmt.	32	031 - Statistics Data Mgmt	Leaver	Job Eliminated
NJ	Assoc. Director, Statistics	39	031 - Statistics Data Mgmt	Leaver	Job Eliminated
NJ	Sr. Human Resources Generalist	32	070 - Human Resources	Leaver	Job Eliminated
NJ	Document/QC Specialist	47	027 - Medical Writing	Leaver	Job Eliminated
NJ	Director, Regulatory Affairs	52	032 - Regulatory Affairs	Leaver	Job Eliminated
NJ	Director, Info. Sys. Architect	50	082 - Computer Resources	Leaver	Job Eliminated
NJ	Coordinator, Prof. Ed.	37	035 - Medical Affairs	Leaver	Job Eliminated
NJ	Director, Data Management	45	031 - Statistics Data Mgmt	Leaver	Job Eliminated
NJ	Biometrics Specialist	32	031 - Statistics Data Mgmt	Leaver	Job Eliminated
NJ	Reg Operations Specialist	27	053 - Regulatory Operations	Leaver	Job Eliminated
NJ	Assoc. Director, Stats. Prog.	41	031 - Statistics Data Mgmt	Leaver	Job Eliminated
NJ	Supervisor, Office Services	46	084 - Physical Facilities	Leaver	Job Eliminated
NJ	Manager, Medical Writing	37	027 - Medical Writing	Leaver	Job Eliminated
NJ	Director, Biostatistics	53	031 - Statistics Data Mgmt	Leaver	Job Eliminated

NJ	Assoc. Director, Data Mgmt.	45	031 - Statistics Data Mgmt	Leaver	Job Eliminated
NJ	VP, Information Technology	46	082 - Computer Resources	Leaver	Job Eliminated
NJ	Assoc. Dir, Drug Safety & PVG	36	025 - Clnicl Drg Sfty/Phrm	Leaver	Job Eliminated
NJ	VP, Clinical Development	47	033 - Clinical Research	Leaver	Job Eliminated
NJ	Manager, GCP	30	036 - Quality Assurance	Leaver	Job Eliminated
NJ	Sr. Director, Drug Saf. & PVG	47	025 - Clnicl Drg Sfty/Phrm	Leaver	Job Eliminated
NJ	Assoc. Director, Program Mgmt.	42	020 - Project Management	Leaver	Job Eliminated
NJ	Medical Director, GI	45	033 - Clinical Research	Leaver	Job Eliminated
NJ	Sr. Manager, Regulatory Ops	47	053 - Regulatory Operations	Leaver	Job Eliminated
NJ	Helpdesk Technician (P)	36	082 - Computer Resources	Leaver	Job Eliminated
NJ	Clinical Research Scientist II	49	030 - Clinical Operations	Leaver	Job Eliminated
NJ	Director, Fin, Plan and Analay	39	080 - Accounting & Finance	Stay	
NJ	Director, Human Resources	34	070 - Human Resources	Stay	
NJ	Director, Regulatory Liaison	44	032 - Regulatory Affairs	Stay	
NJ	Executive Assistant (P)	47	032 - Regulatory Affairs	Stay	
NJ	Executive Assistant	39	029 - Med and Commercial Adm	Stay	
NJ	Sr. Contracts/Outsourcing Mgr.	32	045 - Contracts & Outsourcing	Stay	
NJ	Business Development Spec.	50	061 - Corporate Development	Stay	
NJ	Director, Contracts and Outsou	52	045 - Contracts & Outsourcing	Stay	
NJ	Assoc. Director, Resource Mgmt	34	030 - Clinical Operations	Stay	
NJ	Sr. Director Regulatory Ops	47	053 - Regulatory Operations	Stay	
NJ	Sr. Director, Medical Affairs	58	035 - Medical Affairs	Stay	
NJ	Executive Assistant (CEO)	53	090 - CEO	Stay	
NJ	VP, Commericial Operations	50	074 - Product Management	Stay	
NJ	Executive Assistant	52	060 - Business Development	Stay	
NJ	Director, Clinical Operations	51	030 - Clinical Operations	Stay	
NJ	VP, Alliance Management	49	061 - Corporate Development	Stay	
SL	Director, Corporate Strategy	35	060 - Business Development	Leaver	Job Eliminated
SL	Research Associate II	31	007 - Screening	Leaver	Job Eliminated
SL	Research Associate I	28	013 - Tissue Culture	Leaver	Job Eliminated
SL	Research Associate III	41	028 - Drug Metabolism (DMPK)	Leaver	Job Eliminated
SL	Scientist I	31	028 - Drug Metabolism (DMPK)	Leaver	Job Eliminated
SL	Research Associate II	25	013 - Tissue Culture	Leaver	Job Eliminated
SL	Research Info. Spec. II (S)	45	083 - Library	Leaver	Job Eliminated
SL	Scientist III	47	001 - SLC Biology	Leaver	Job Eliminated
SL	Paralegal, Intellectual Prop.	39	052 - Patents	Leaver	Job Eliminated
SL	Scientist III	47	028 - Drug Metabolism (DMPK)	Leaver	Job Eliminated
SL	Research Associate II	27	013 - Tissue Culture	Leaver	Job Eliminated
SL	Research Associate III	51	028 - Drug Metabolism (DMPK)	Leaver	Job Eliminated
SL	Research Associate II	29	028 - Drug Metabolism (DMPK)	Leaver	Job Eliminated
SL	Facility Manager	59	084 - Physical Facilities	Leaver	Job Eliminated
SL	Discovery Research Analyst	35	082 - Computer Resources	Leaver	Job Eliminated
SL	Research Associate II	32	028 - Drug Metabolism (DMPK)	Leaver	Job Eliminated
SL	Manager, In Vivo Core Group	52	001 - SLC Biology	Leaver	Job Eliminated
SL	Manager, Animal Facilities	48	001 - SLC Biology	Leaver	Job Eliminated
SL	VP, Corp. Law & Assoc. GC	46	050 - Legal	Leaver	Job Eliminated
SL	Manager, Res Inf Services (S)	37	083 - Library	Leaver	Job Eliminated
SL	Admin. Associate IV (S)	38	050 - Legal	Leaver	Job Eliminated
SL	Intellectual Property Counsel	32	052 - Patents	Leaver	Job Eliminated
SL	Records Specialist	51	030 - Clinical Operations	Leaver	Job Eliminated
SL	Scientist V	56	001 - SLC Biology	Leaver	Job Eliminated
SL	Receptionist (S)	37	084 - Physical Facilities	Leaver	Job Eliminated
SL	Scientist I	48	001 - SLC Biology	Leaver	Job Eliminated
SL	Corporate Safety Manager	40	084 - Physical Facilities	Leaver	Job Eliminated
SL	Network Systems Administrator	57	082 - Computer Resources	Leaver	Job Eliminated
SL	Helpdesk Technician	23	082 - Computer Resources	Leaver	Job Eliminated
SL	IT Support Specialist (S)	33	082 - Computer Resources	Leaver	Job Eliminated
SL	Investor Relations Specialist	54	062 - Investor Relations	Leaver	Job Eliminated
SL	HR Associate	35	070 - Human Resources	Leaver	Job Eliminated
SL	Laboratory Glass Washer (Lab)	50	084 - Physical Facilities	Leaver	Job Eliminated

SL	Research Associate IV	33	028 - Drug Metabolism (DMPK)	Leaver	Job Eliminated
SL	Research Associate IV	31	028 - Drug Metabolism (DMPK)	Leaver	Job Eliminated
SL	Scientist III	44	028 - Drug Metabolism (DMPK)	Leaver	Job Eliminated
SL	Executive Assistant	41	010 - Research Administration	Leaver	Job Eliminated
SL	Hardware Support Technician	32	082 - Computer Resources	Leaver	Job Eliminated
SL	Scientist IV	45	001 - SLC Biology	Leaver	Job Eliminated
SL	Research Associate IV	36	007 - Screening	Leaver	Job Eliminated
SL	Sr. Manager, Tissue Culture	44	013 - Tissue Culture	Leaver	Job Eliminated
SL	Research Associate I	23	007 - Screening	Leaver	Job Eliminated
SL	Scientist II	51	003 - TOR Chemistry	Leaver	Job Eliminated
SL	Sr. Director, Corp. Strategy	36	060 - Business Development	Leaver	Job Eliminated
SL	Admin. Associate III (S)	26	084 - Physical Facilities	Leaver	Job Eliminated
SL	Sr. Systems Administrator	38	082 - Computer Resources	Leaver	Job Eliminated
SL	Systems Analyst (S)	35	082 - Computer Resources	Leaver	Job Eliminated
SL	Sr. Systems Architect	39	082 - Computer Resources	Leaver	Job Eliminated
SL	Admin. Associate IV (S)	36	080 - Accounting & Finance	Leaver	Job Eliminated
SL	Payroll Specialist	35	080 - Accounting & Finance	Leaver	Job Eliminated
SL	Accounts Payable Specialist	60	080 - Accounting & Finance	Leaver	Job Eliminated
SL	Manager, Accounts Payable	36	080 - Accounting & Finance	Leaver	Job Eliminated
SL	Sr. Accountant, Comp/Fin. Anl.	37	080 - Accounting & Finance	Leaver	Job Eliminated
SL	Scientist I	35	028 - Drug Metabolism (DMPK)	Leaver	Job Eliminated
SL	Human Resources Generalist II	28	070 - Human Resources	Leaver	Job Eliminated
SL	Assistant Controller	42	080 - Accounting & Finance	Leaver	Job Eliminated
SL	Paralegal, Corp. & Securities	40	050 - Legal	Leaver	Job Eliminated
SL	Corporate Counsel	31	050 - Legal	Leaver	Job Eliminated
SL	Chief Patent Counsel	44	052 - Patents	Leaver	Job Eliminated
SL	Admin. Associate III (S)	26	052 - Patents	Leaver	Job Eliminated
SL	Sr. Facilities Technician	36	084 - Physical Facilities	Leaver	Job Eliminated
SL	Sr. Director, Admin. Services	46	084 - Physical Facilities	Leaver	Job Eliminated
SL	Sr. Network and Sec. Arch II	37	082 - Computer Resources	Leaver	Job Eliminated
SL	Corporate Controller	39	080 - Accounting & Finance	Leaver	Job Eliminated
SL	Document Management Specialist	27	026 - Preclinical Safety	Leaver	Job Eliminated
SL	Records Management Specialist	45	030 - Clinical Operations	Leaver	Job Eliminated
SL	Sr. Director, Safety Assess.	51	028 - Drug Metabolism (DMPK)	Leaver	Job Eliminated
SL	Sr. Director, Pre-Clinical SA	47	026 - Preclinical Safety	Leaver	Job Eliminated
SL	Sr. Clinical Pharmacokineticis	33	028 - Drug Metabolism (DMPK)	Leaver	Job Eliminated
SL	Scientist V	48	001 - SLC Biology	Stay	

EXHIBIT B

WAIVER OF 45-DAY PERIOD UNDER SEPARATION AND RELEASE OF CLAIMS AGREEMENT

This Waiver of 45-Day Period Under Separation and Release of Claims Agreement ("Waiver") is executed by Val Antczak on this _____ date of _____, 2007.

RECITALS

1. You have received the Separation and Release of Claims Agreement ("Agreement") with NPS Pharmaceuticals, Inc. ("NPS" or "the Company"), which will be effective December 7, 2007.

2. Your status as an employee of the Company will be terminated as part of the NPS March 2007 workforce reduction. You last day of employment is December 7, 2007

3. Under the Agreement, you will receive certain severance benefits which you would not otherwise be entitled to receive from NPS.

4. In consideration of receipt of such severance benefits, you will release all of your claims against the Company in connection with your employment relationship with NPS and the termination of that relationship pursuant to Paragraph 5 of the Agreement, including any claims under the Age Discrimination in Employment Act and the Older Workers' Benefit Protection Act.

5. Pursuant to Paragraph 3 of the Agreement, you have been given forty-five (45) days from receipt of the Agreement in which to consider and consult with an attorney regarding the Agreement.

6. You desire to waive this forty-five (45) day period.

WAIVER

Based on the foregoing Recitals, and on the mutual covenants contained herein, you agree as follows:

1. Effective Date of Waiver. This Waiver is effective on the date that it is executed by you.

2. Revocation Period. You may revoke this Waiver within seven (7) days of execution of this Waiver. This Waiver shall become effective on the eighth (8TH) day following your signing of the Waiver.

3. Exercise of Right of Revocation. To revoke this Waiver, you must provide written notice (by fax, mail, or hand delivery) of your revocation to:

Jeff Brodsky
Director, Human Resources
NPS Pharmaceuticals, Inc.
550 Hills Drive, 3rd Floor
Bedminster, New Jersey 07921
Fax: 908-450-5351

Your revocation, to be effective, must be received by Jeff Brodsky by the end of the seventh (7th) day after you sign this Waiver.

_____

Name: Val Antczak

Date: _____